October 5, 2018

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FNEX Ventures (the “Fund”)
File Nos. 811-23363; 333-226250

Dear Ms. Rossotto:

This letter provides the Fund’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on August 17, 2018. The comments addressed the Fund’s initial registration statement on Form N-2, which was filed on July 19, 2018. For your convenience, I have summarized the comments in this letter and provided the Fund’s response below each comment.

General

1.

Comment:

We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response:

The Fund acknowledges the Staff’s comment.

Cover

2.

Comment:

In the bulleted statements on page 3, please include bolded disclosure indicating the highly speculative nature of the Fund’s investments. Specifically, disclose the risks associated with the securities’ valuation, transfer restrictions and high rate of failure. In addition, disclose language similar to the disclosure on page 7 stating, “the Advisor expects that the Fund’s holdings of equity securities may require several years to appreciate, and the Advisor can offer no assurance that such appreciation will occur.”

Response:

The Fund has revised the disclosure to address the Staff’s comment.

3.

Comment:

On page 3, in the first paragraph, the sentence beginning “[t]he Fund seeks to achieve its objective by…,” contains a number of important concepts and is lengthy. Please revise the sentence to present this information more clearly.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

October 5, 2018

4.	Comment: In the same sentence, the disclosure references “equity-linked securities convertible into… equity securities.” Please describe what these securities are, i.e. convertible debt.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

5.

Comment:

In the following sentence in the same paragraph, the disclosure states, “[t]he Fund invests in operating businesses and not pooled investment vehicles, funds of funds, or hedge funds.” Please delete the phrase “and not pooled investment vehicles, funds of funds, or hedge funds” as this describes a negative strategy. Please revise the similar disclosure in Investment Objective and Strategy on page 7 of the prospectus.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

6.	Comment: If appropriate, disclose here the Fund will invest in foreign securities, including those from emerging markets.

Response:

Though the Fund may invest in foreign securities, including those from emerging markets, it will generally invest in domestic companies; therefore, the Fund does not believe it is appropriate to include any disclosure regarding foreign investments on the cover page of the Prospectus.

7.	Comment: On page 4, in the first paragraph, disclose a cross-reference to the sections of the prospectus that further discuss the Fund’s repurchase policies and attendant risks.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

8.

Comment:

On the same page, in the second paragraph, the disclosure states the Board may determine “in certain circumstances” that it is in the best interests of the Fund and its Shareholders to suspend quarterly repurchase offers. Please supplementally explain the circumstances contemplated by this disclosure.

Response:

As disclosed in the section “Periodic Repurchase Offers - Suspension or Postponement of Repurchase Offers,” the Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the Investment Company Act, but only with the approval of a majority of the Board of Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the Investment Company Act. Such circumstances include (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (ii) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund. The Fund has revised the disclosure on the cover page of the Prospectus to clarify that the circumstances in which the Fund may suspend or postpone a repurchase offer would only be those “in accordance with Rule 23c-3 of the Investment Company Act.”

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Ms. Karen Rossotto

U.S. Securities and Exchange Commission

October 5, 2018

9.

Comment:

In the fourth paragraph, the disclosure states that the Fund will invest in “illiquid securities.” Please disclose here that the Fund invests primarily in private company securities that are thinly traded, as well as restricted securities and other securities that are not readily marketable and subject to transfer restrictions.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

10.

Comment:

Please disclose on the Cover that the Fund intends to invest primarily in the technology sector. Please also consider including disclosure from page 8 indicating that “most of the Portfolio Companies may be in either internet-, mobile-, social media-, or other technology related fields, or utilize developing technology in providing their products and services.”

Response:

The Fund has revised the disclosure to address the Staff’s comment.

Prospectus

Prospectus Summary

11.

Comment:

On page 7, in Investment Objective and Strategy, the disclosure states the Fund’s investment objective of capital appreciation is a fundamental policy to the Fund. This is inconsistent with subsequent disclosure, indicating the investment objective is non-fundamental. Reconcile this discrepancy.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

12.

Comment:

In the same section, the disclosure states the Fund will invest in “convertible debt issued by [a] company which is convertible into shares of common or a series of preferred stock of such company.” Please confirm in the response letter whether the Fund intends to invest in contingent convertible securities (“CoCos”) and, if so, the anticipated amount of the investment. If the Fund expects to invest in CoCos, the Fund should consider what, if any, disclosure is appropriate. If CoCos will be a principal investment strategy of the Fund, please describe them and add appropriate risk disclosure.

Response:

The Fund does not currently intend to invest in CoCos.

13.

Comment:

In the same section, the disclosure states the Fund will invest in Portfolio Companies that are “venture-backed.” Please explain this term in plain English.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

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Ms. Karen Rossotto

U.S. Securities and Exchange Commission

October 5, 2018

14.

Comment:

In the same section, the disclosure notes the illiquid nature of the Fund’s investments and that, “we may not be able to sell these securities at times when we deem it necessary to do so (e.g., to fund quarterly repurchases of Shares).” Supplementally explain to the staff how the Fund will meet its repurchase obligations under Rule 23c- 3.

Response:

From the time the Fund distributes or publishes each repurchase offer notification, until the date that will be used to determine the Fund's net asset value applicable to the repurchase offer, the Fund intends to maintain liquid assets in excess of the gross estimated value of the percentage of its shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the date on which the repurchase price for shares is determined and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund anticipates that liquid assets for these purposes will typically consist of cash and cash equivalents. The Fund is also permitted to borrow up to the maximum extent permitted under the Investment Company Act. Such borrowings, in the form of a line of credit, could be used to fund repurchase offers to the extent the Fund’s then current cash position can be better deployed within the portfolio.

15.

Comment:

On page 8, in Investment Objective and Strategy, the disclosure lists several criteria the Advisor will use to select Portfolio Companies. Please describe with more specificity how Portfolio Companies will be selected and if any criteria is given more weight.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

16.

Comment:

In the same paragraph, the disclosure states that the FNEX Target List includes companies trading on “alternative trading systems” and in “other private secondary markets.” Please clarify in the disclosure what these trading systems and markets are.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

17.

Comment:

On the same page, in the second paragraph, the disclosure states that in conducting its analysis, the Advisor will use “premium databases and regulatory filings of issuers.” Describe with specificity these databases. Also, since the Portfolio Companies are largely private, explain what regulatory filings of issuers the disclosure is referencing.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

18.

Comment:

On page 10, in Purchases of Shares, the disclosure references the timing of a “relevant subscription date.” Explain this term in plain English and how it is applicable to Fund shareholders.

Response:

The Fund has revised the disclosure to address the Staff’s comment by deleting the reference to a “relevant subscription date” and further revising the disclosure to clarify how investors may purchase shares.

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Ms. Karen Rossotto

U.S. Securities and Exchange Commission

October 5, 2018

19.

Comment:

On page 11, in Distributions and Dividends, please include here the language from page 25 indicating that the Fund “will not make distributions any more frequently than twice in any calendar year nor do we expect to become a predictable issuer of distributions. In addition, we expect that our distributions, if any, will be less consistent than other investment companies that primarily make debt investments.”

Response:

The Fund has revised the disclosure to address the Staff’s comment.

20.

Comment:

On page 12, in Expense Limitation Agreement, please replace the phrase “three years after the fiscal year end during which the fees have been waived or reimbursed” with “three years after the date on which the fees were waived or reimbursed.”

Response:

The Fund has revised the disclosure to address the Staff’s comment.

21.

Comment:

On page 12, in Purchase of Shares, the disclosure states that when the exchange of shares feature is used, Portfolio Companies will be valued “by the parties.” Please supplementally explain the procedures used by the Board to value securities that are brought into the Fund via the exchange feature.

Response:

The value of the securities to be exchanged by prospective investors for Shares will be determined by the Fund taking factors into account such as the recent trading prices of such shares, financial results of the security’s issuer (when available), research reports and other diligence materials regarding the issuer, any recent fund raising rounds by the issuer, and the fair market value of such security as determined under the Fund’s valuation policies and procedures to the extent such security is already a part of the Fund’s portfolio. Conforming changes have been made to the disclosure.

22.

Comment:

On page 17, in Summary of Principal Risk Factors and Special Considerations, Foreign Securities and ADRs Risks, the disclosure states that the Fund will invest in ADRs. Please disclose these investments in the strategy section of the Prospectus Summary. Also, if these investments will include unsponsored ADRs, please disclose and include disclosure of the associated risks.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

23.

Comment:

On page 18, in Concentration of Investments, the disclosure states, “at any given time, the assets of the Fund may become concentrated within a particular industry or financial or economic market.” In the last sentence of this paragraph, the disclosure states, “[i]f the Fund’s investment portfolio becomes concentrated.” The Fund has a fundamental investment restriction not to concentrate in a particular industry or group of industries. Accordingly, please remove any reference to the Fund being concentrated and replace the disclosure with the language from page 23 and page B-3 in the SAI, which states “[t]he Fund’s Fundamental Concentration Policy does not preclude it from focusing investments in issuers in related fields.” Also, to avoid confusion, please revise the risk factor title to remove or replace the word “Concentration.” Alternatively, if the Fund intends to concentrate its investments in a particular industry or group of industries (such as those within the technology sector), please revise the registration statement accordingly.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

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Ms. Karen Rossotto

U.S. Securities and Exchange Commission

October 5, 2018

24.

Comment:

Within the section Summary of Principal Risk Factors and Special Considerations, please include a summary of the risks outlined in Private Secondary Marketplace Trading Risks located on page 29.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

Summary of Fund Expenses

25.

Comment:

On page 20, in the fee table, please replace the heading Transaction Fees with Shareholder Transaction Expenses.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

26.

Comment:

With respect to the $15 line items in the fee table, please add a footnote to the fee table to be consistent with Form N-2, Item 3, Instruction 4.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

27.

Comment:

Please also include a line item for the amount of any repurchase fees to be charged to Shareholders.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

28.

Comment:

In the narrative to the Example, please replace $10,000 with $1,000. See Form N-2, Item 3, Fee Table and Synopsis.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

Use of Proceeds

29.

Comment:

On page 21, please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective. See Item 7.2 of Form N-2. Additionally, if the Fund expects the investment period to exceed three months, please disclose in the reasons for the expected delay. See Guide 1 to Form N-2.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

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Ms. Karen Rossotto

U.S. Securities and Exchange Commission

October 5, 2018

Investment Objective

30.

Comment:

On page 21, the disclosure states, the Fund’s investment objective may be changed by the Board of Trustees without a Shareholder vote. Although the disclosure states that Shareholders will receive notice of these changes, please supplementally confirm that if the Fund makes changes without Shareholder approval it will update the prospectus accordingly.

Response:

The Fund hereby confirms that if it makes changes to its investment objective without Shareholder approval it will update the Prospectus accordingly

Investment Strategy

31.

Comment:

On page 22, in the third paragraph, the disclosure states, “The Advisor also acquires shares of targeted companies…through the Fund’s exchange mechanism, whereby holders of such shares can exchange them directly with the Fund for Shares in the Fund at the end of each fiscal quarter, and through affiliated entities [emphasis added].” Please explain to us what these “affiliated entities” are.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

32.

Comment:

On the same page, the disclosure states, “The Advisor will not receive any fee, payment, commission, or other financial incentive of any type in connection with the exchange by an investor of Portfolio Company shares for Fund Shares [emphasis added].” Clarify here if the Advisor will receive an advisory fee on share exchanges.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

33.

Comment:

On page 24, in Additional Information Regarding the Fund’s Investment Strategy, the disclosure states that “the Fund’s investment strategies and methods may…be modified from time to time.” Please confirm to us that any new strategies will not create additional risks not otherwise disclosed in the Fund’s current registration statement.

Response:

The Fund hereby confirms that it will disclose the attendant risks of any new investment strategies and methods in the Fund’s current registration statement.

Risk Factors and Special Considerations

34.

Comment:

On page 28, in Valuation Risk, the disclosure states that “members of the Advisor’s portfolio management team prepare Portfolio Company valuations.” Please disclose that the participation of the Advisor in the Fund’s valuation process could result in a conflict of interest as the advisory fee is based on the value of the Fund’s assets.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

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Ms. Karen Rossotto

U.S. Securities and Exchange Commission

October 5, 2018

35.

Comment:

On page 33, in The Fund’s Use of Hedging Involves Risk of Loss, the disclosure states that “[t]he Fund may engage in hedging strategies, which use options, swaps, caps and floors, and other derivatives in an effort to protect assets from losses resulting from fluctuations in market prices.” Please disclose the use of derivatives and hedging strategy in the strategy section of the Prospectus. Please include this disclosure in the Summary Prospectus if the use of derivatives is a principal strategy of the Fund. Please also include appropriate risk disclosure for each type of derivative used by the Fund.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

Net Asset Value

36.

Comment:

On page 38, the disclosure references “any portion of the Fund’s assets that are invested in one or more open-end management investment companies registered under the Investment Company Act.” On page 7, the disclosure states, “The Fund invests in operating businesses and not pooled investment vehicles, funds of funds, or hedge funds [emphasis added].” Please reconcile this inconsistency.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

Taxation

37.

Comment:

In this section, please disclose the tax consequences to Shareholders of share repurchases and related portfolio security sales.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

38.

Please also disclose here, or at an appropriate place within the registration statement, the effect that share repurchases may have on the ability of the Fund to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Response:

The Fund has revised the disclosure to address the Staff’s comment.

*	*	*

Please contact me at (513) 708-6391 regarding the responses contained in this letter.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom

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